Mail Stop 4561

May 31, 2007

Ralph A. Goldwasser
Senior Vice President
   and Chief Financial Officer
Unica Corporation
170 Tracer Lane
Waltham, MA 02451-1379

> **Re:**   **Unica Corporation**
> **Form 10-Q for the Quarterly Period Ended March 31, 2007**
> **Filed May 10, 2007**
> **File No. 000-23043**

Dear Mr. Goldwasser:

We have reviewed your response letter dated May 4, 2007 and the above referenced filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended March 31, 2007

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 38

1.     We note the material weakness identified during the evaluation of the effectiveness on your disclosure controls and procedures as of March 31, 2007. Tell us more about this material weakness and how it was identified. Explain to

us the impact that the insufficient evaluation of the non-standard contract provisions had on your revenue recognition policy. Describe in reasonable detail how you have ensured that revenue is appropriately recognized. Explain whether these deficiencies had any impact on the prior periods. Revise your disclosure to further describe the nature of the material weakness and clarify the impact that the material weakness has on financial reporting, accordingly.

2.      You indicate that there were no changes in internal control over financial reporting "other than noted below." Your disclosure further describes the current process of reviewing non-standard terms in sales contracts and the Company's plans to implement control improvements in the future. Revise to clearly identify what changes were made during the quarter.

Exhibits 31.1 and 31.2

302 Certifications

3.      Note that the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein. See Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 5, 2005) available on our website at www.sec.gov. Revise your certifications to remove the title of the officers from the first sentence pursuant to the format of the certifications in Item 601(b)(31) of Regulation S-K.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

                                        Sincerely,


                                        Stephen Krikorian
                                        Accounting Branch Chief